Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

Regalito Copper Corp. (“Regalito” or the “Company”) is a resource exploration company with a focus on developing and advancing the Regalito copper property in Chile.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”) under the symbol “RLO”.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Regalito Copper Corp. and its subsidiary (collectively “Regalito” or “the Company”) during the three months ended March 31, 2006 and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2006.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2006 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

The information in the MD&A may contain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Take-Over Bid

On March 13, 2006 the Company entered into an agreement with Pan Pacific Copper Co., Ltd. (“PPC”) under which PPC has made a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash.  The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

The Offer is open for acceptance until May 9, 2006, which time may be extended to June 17, 2006 by PPC, subject to certain terms and conditions.

In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of US $4,100,000 in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non-completion.

In September 2005, the Company had retained Bear Stearns & Co. and ASSET-Chile with respect to advising on the possible sale of the Company.  Pursuant to agreements entered into with these advisors, fees in the aggregate of US $1,950,000 will be payable upon consummation of the Offer.

The board of directors of Regalito has unanimously approved the transaction and has recommended that shareholders tender their shares in acceptance of the bid.

Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Regalito’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the three months ended March 31, 2006 and to the date of this MD&A.

Regalito Property

The Company’s focus in 2005 was to build upon the exploration program completed in 2004 by focusing on evaluating the economic viability of developing a mining operation at Regalito, addressing the major issues that could be perceived to be fatal flaws in the development of that operation and work towards making the project saleable.

In January 2005, the Company announced that an independent NI 43-101 compliant mineral resource estimate had been completed.

In May 2005, a comprehensive 19 column leach testing program was initiated at SGS Lakefield’s laboratory located in Santiago, Chile.  The tall column testing formed the basis of the Company’s technical focus in 2005 and was completed in January 2006.  The final results of the testing program were released in a news release on February 22, 2006.  The results of the program show that the leach kinetics, copper recovery and acid consumption of the Regalito oxide and secondary sulphide material is within the range and in some instance better than comparable operating solvent extraction and electrowinning (“SX/EW”) mining operations.

In October and November 2005, the Company successfully negotiated the acquisition of two sets of water rights totalling approximately 440 liters per second of water flow.

During the same period, the Company also acquired approximately 36,000 hectares of surface rights encompassing the Regalito deposit, future infrastructure locations including the leach pads and access to the property.

In February 2006, geological and assay work was conducted in connection with due diligence work performed by PPC in connection with the take-over bid.

Financial Results From Operations

The Company incurred a loss of $283,995 for the three months ended March 31, 2006 compared to a loss of $470,380 for the 2005 comparative period.  The 2006 loss consists of general and administrative expenses of $292,589 and other income of $8,594 consisting of interest income and foreign exchange gains.

The Company completed a Plan of Arrangement on May 19, 2005 and reorganized into four separate companies.  Expenses for the 2005 comparative period were for the entire company, pre-reorganization, and included reorganization costs for legal, accounting, consulting and regulatory fees. Expenses between the current and prior year period are therefore not comparable.

On a cash basis, during 2006 the Company spent $650,414 on operating activities, $369,146 on investing activities and received $22,800 from financing activities.

Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

Operating activities during the 2006 first quarter were focused on completing negotiations and due diligence matters in regards to the take-over agreement with PPC, as described above.  The agreement was entered into on March 13, 2006.

Investing activity expenditures consisted primarily of an option payment of US$100,000 on the Regalito property as well as geological and assay work for purposes of the due diligence work conducted by PPC.

Cash received from financing activities of $22,800 were from the exercise of stock options.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2005.  These accounting policies have been applied consistently for the three months ended March 31, 2006.

Quarterly results for the past 8 quarters

Three months ended:	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005

Revenue	$-	$-	$-	$-
General & administrative expenses	292,589	527,520	160,031	603,906
Other income (expenses)	8,564	(14,907)	(125,661)	(404,103)
Recovery of future income taxes	-	-	-	760,060
Loss for the period	(283,995)	(542,427)	(285,692)	(247,949)
Basic and diluted loss per share	(0.01)	(0.03)	(0.01)	(0.01)

Three months ended:	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

Revenue	$-	$-	$-	$-
General & administrative expenses	390,779	809,841	339,447	544,725
Other income (expenses)	(79,601)	3,768	(70,299)	38,089
Loss for the period	(470,380)	(806,073)	(409,746)	(506,636)
Basic and diluted loss per share	(0.03)	(0.07)	(0.03)	(0.04)

Critical Accounting Policies

Accounting policies of most significance to Regalito relate to its policies for accounting for mineral property costs and for the recognition of stock-based compensation.  The accounting policies described below are in accordance with Canadian GAAP, which may differ in certain practices to U.S. GAAP.  The reader is directed to the Note 14 of the consolidated financial statements for the year ended December 31, 2005 for a comparison of the differences between Canadian and U.S. GAAP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

During the year, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value method for recording stock-based compensation on options granted, and which vested, during a period.  Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options or other stock awards.

Liquidity and Capital Resources

As at March 31, 2006 the Company had cash of $377,717 and working capital of $100,160. Working capital items, other than cash, include receivables of $118,814, prepaid expenses of $40,149 and current liabilities of $436,520.

The Company’s mineral property interest consists of the Regalito property, which had a carrying cost as at March 31, 2006 of $17,228,723.  Other assets consist of equipment and furniture having a carrying cost of $100,530, net of amortization.

The Company has no long-term debt obligations, commitments or off-balance sheet arrangements.

As at March 31, 2006 the Company had working capital of $100,160, which will be insufficient for the Company to achieve its planned corporate and administrative activities for the ensuing year should the take-over bid not be successfully completed.

Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

Share Capital

As at March 31, 2006 and to the date of this report, the Company had 21,937,442 issued and outstanding common shares.

At March 31, 2006 and to the date of this report, the Company had options outstanding for the acquisition of up to 935,000 common shares having a weighted average exercise price of $3.37 per share.

Related Party Transactions

The Company paid $5,970 for management services to a company controlled by a director.

The Company shares office and administrative services on a pro-rata basis with four other companies with certain directors in common.  The Company’s share of these expenses is included in office and administrative expenses.  These expenses include $3,070 for rental of office premises. Included in receivables is an aggregate of $38,502 owed by these companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economical.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The Company’s mineral property is located in Chile and as such, is exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to this country.

Although the Company has taken steps to verify the title to its mineral property, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations.  The Company’s mineral property currently does not have mineralization reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.

The Company’s mineral property is in the exploration stage only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral property may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any

Management’s Discussion and Analysis

Three Months Ended March 31, 2006

May 1, 2006

discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The risks and uncertainties described in this section are not inclusive of all the risks and uncertainties the Company may be subject to.  In order to gain an understanding of the many and varied risks to which the Company may be exposed, readers are directed to the Company’s Annual Report (Annual Report on Form 20-F) for the year ended December 31, 2005, which may be found on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company.  Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Additional information about the Company may be found on www.sedar.com and on the Company’s website at www.regalitocopper.com.